

Greg Warrick · 3rd

Chief Sales Officer at Aretanium Executive Group Inc.

Sacramento, California, United States · 166 connections ·

Contact info

Aretanium Executive
Inc.

Experience

Chief Sales Officer

Aretanium Executive Group Inc.
Jan 2019 – Present · 2 yrs
San Diego, California

Aretanium is passionate about helping leaders and aspiring leaders improve their health, wealth, and happiness by offering the only health tech personalized workplace wellness programs and SaaS cloud portal, nootropic brain-boost and trust-building supplements, and leadership development based on cutting-edge neuroscience. We solve a $1 trillion workplace problem by dramatically increasing trust, engagement, and productivity while lowering stress, absenteeism, and healthcare costs. We partner with Mike Torchia of Operation Fitness, who has trained stars like Matt Damon and Al Pacino, and The Ken Blanchard Companies (One Minute Manager) for leadership training. Find out how to balance and accelerate you ...see mor

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Owner, developer, realtor

Warrick Developers, Custom Homes, Country Properties, land development
Apr 1990 – Present · 30 yrs 9 mos
Northeran California; Santa Clara , Sacramento, El Dorado, Placer Counties

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Vice President of Business Development

Aventi Group LLC
Jun 2010 – Aug 2015 · 5 yrs 3 mos
San Francisco, CA

Aventi Group is an executive marketing consulting firm that specializes in accelerating revenue for technology companies. Aventi consultants have deep expertise in the technology sector including: security, servers, storage, networking, compliance (GRC), business intelligence, collaboration, virtualization, wireless/mobility and more. A partial list of clients inclue ...see mor

Director of Sales/Business Development (Consultant)

Paramit Corp, Morgan Hill, Ca
Mar 2009 – Aug 2010 · 1 yr 6 mos
Morgan Hill,Ca

Paramit is a $100M Tier 2 Contract Manufacturer focused on very complex Military/DoD, Medical/BioTech, Video Infrasturcture/Commercial board level and box build products.

•Developed end-to-end sales operations, forecasting, CRM, gorilla marketing progra ...see mor

Director Distribution, Business Development Consultant

UPEK Incorporated, Emeryville, CA
Mar 2008 – Mar 2009 · 1 yr 1 mo
Emeryville, Ca

UPEK #1 supplier of fingerprint biometric hardware and software for notebooks. Responsible for developing and implementing UPEK's distribution/channel strategy; national distribution, retail, e-retailing, catalogues, OEMs and Home Shopping Networks.
•Sourced Synnex Corp as the anchor distributor. Created marketing collateral, comp ...see mor

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Education



San Jose State University
BA, Graduate School, Sociology
1970 – 1974



